Mail Stop 3561

October 28, 2009

Anthony Gumbiner
Chairman of the Board and Chief Executive Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, TX 75219

      Re: **The Hallwood Group Incorporated**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed April 15, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed April 152009
              Form 10-Qs for Fiscal Quarters Ended March 31 and June 30, 2009
              Filed May 15 and August 14, 2009
              File No. 001-08303

Dear Mr. Gumbiner:

        We have reviewed your responses to our letter dated September 24, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Risk Factors page 6

1. We note your response to comment two in our letter dated September 24, 2009. Please advise us of which risk factor subheadings you will revise and provide us with your intended disclosure.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 24

2. We note your response to comment four in our letter dated September 24, 2009 and that the consulting fees paid to HIL and Mr. Gumbiner by Hallwood Energy, L.P. are not included in your summary compensation table in the column labeled "salary." Please advise us of your reason for excluding these fees from the table.

Summary Compensation Table for 2008, page 7

3. We note your response to comment eight in our letter dated September 24, 2009. Please confirm that, in future filings, you will revise your disclosure to clearly state that Mr. Gumbiner did not receive additional compensation for his services as Chief Executive Officer, as you indicate in your response.

Representations

4. The representations provided at the end of your letter need to be made by the company, executed by an authorized officer of the company and filed on EDGAR. Please revise.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director